

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 24, 2016

<u>Via E-mail</u>
Kristin A. Campbell
Executive Vice President and General Counsel
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia   22102

>   **Re: Hilton Grand Vacations Inc.**
>   **Form 10-12B**
>   **Filed June 2, 2016**
>   **File No. 001-37794**

Dear Ms. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

2.   We note your disclosure in the information statement that no vote of Hilton Worldwide stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

3.   We note your disclosure that, subject to market conditions, you plan to complete one or more financing transactions on or prior to the completion of the spin-off, including expanding the capacity of the Timeshare Facility and contributing the proceeds to Hilton Parent. Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Exhibit 99.1

The Spin-Off, page 9

Summary Risk Factors, page 8

4.   Please revise to quantify the "significant portion of the voting power in HGV Parent" controlled by The Blackstone Group L.P. and its affiliates.

Financing Transactions, page 9

5.   Please revise your disclosure under this heading to provide the amount outstanding under the Timeshare Facility, the amount of Securitized Debt and the total amount of anticipated indebtedness after the spin-off transaction has been completed. In addition, please confirm that you plan to revise to disclose the material terms of each facility, including interest rate, maturity date, and financial covenants.

Questions and Answers About the Spin-Off, page 9

6.   Please include a separate "Q&A" disclosing the estimated total value of the spin-off consideration that you will contribute to Hilton Parent.

Summary of the Spin-Off, page 16

7.   In order for investors to better understand the changes in your organizational structure as a result of the internal reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off.

Special Note About Forward Looking Statements, page 50

8.   We note your disclosure that you have made forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. It is not clear how you are able to rely upon the safe harbors for forward-looking statements since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise your disclosure accordingly or advise.

The Spin-Off, page 51

Manner of Effecting the Spin-Off, page 52

9.   We note your disclosure that the general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among you, Hilton parent and Park Parent. Please revise your disclosure in this section to more specifically describe and quantify the anticipated costs in connection with the spin-off. Please also describe how these costs will be allocated.

Internal Reorganization, page 52

10.   We note your disclosure that Hilton will undergo an internal reorganization as part of the spin-off during which all of the assets and liabilities associated with the Timeshare business will be retained by or transferred to you or your subsidiaries. Please revise to more specifically describe all the assets, liabilities and obligations associated with the Timeshare business, including clarifying those assets, liabilities and obligations related to the business that will not transfer to you, as applicable. In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Conditions to the Spin-Off, page 58

11.   We note your disclosure throughout Exhibit 99.1 that the spin-offs are conditioned on the ruling received by Hilton Parent from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-offs remaining in effect as of the distribution date, and the receipt of an opinion of your tax counsel confirming that the spin-off should qualify as tax-free under Section 355 of the Code. Please file the IRS ruling as an exhibit to your registration statement or advise. Please also tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement.

Unaudited Pro Forma Consolidated Financial Statements, page 65

12.   We note you include multiple adjustments in your Spin-Off Adjustments column on page 66. Please revise to include one line item in this column for each adjustment. In this regard, adjustments b, c, and d for Parent deficit should be disaggregated and presented as three separate rows.

Note 4: Pro Forma Adjustments, page 70

13.   We note your adjustment (a). Please revise to describe your adjustments to Parent deficit and Income tax expense.

14.   We note your adjustment (a). To the extent the actual interest rates could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

15.   We note your adjustment (c). Please tell us how you determined the amount of incremental expense is factually supportable. In this regard, please tell us if you expect these amounts to be based on agreements that will be finalized prior to effectiveness. Please refer to Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Principal Components of and Factors Affecting Our Results of Operations, page 73

16.   Please revise to disclose the impact on your expenses from the change in license agreements. Also, please disclose the range of incremental general and administrative expenses you expect to incur after the spin-off.

Liquidity and Capital Resources

Contractual Obligations, page 92

17.   Please revise to also provide a table of contractual obligations on a pro forma basis.

Critical Accounting Policies and Estimates

Inventory and Cost of Sales, page 93

18.   Please tell us and revise your filing to clarify if you incorporate effects of your upgrade program into your accounting for inventory and cost of sales. Please refer to paragraph 1 of ASC 978-330-35.

Executive and Director Compensation, page 119

19.   We note your disclosure that following the spin-off you expect to establish a similar executive compensation philosophy, design and process with respect to your NEOs. Please disclose whether you intend to execute new employment arrangements with your named executive officers. Please also tell us whether any of your key employees will continue to hold positions with Hilton Worldwide upon consummation of the spin-off.

Hilton Resorts Corporation Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

20. Please tell us how you complied with Item 302 of Regulation S-K, or tell us how you determined it was unnecessary to include selected quarterly financial data.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page F-10

21. We note your record revenue from servicing your own loan portfolio and loans provided by third-party developers. Please tell us and revise your filing to disclose how you have accounted for these servicing rights. Within your response, please reference the authoritative accounting literature management relied upon.

Revenue Recognition, page F-11

22. We note your disclosure that you recognize rental revenues from the rentals of unoccupied vacation ownership units. Please tell us if any of your rental revenues are related to incidental operations that are considered to be in the holding period as defined by ASC Topic 978-330-35, and to the extent they are, please explain how your accounting policy complies with the guidance related to incidental operations therein.

Note 5: Inventory, page F-20

23. Please tell us how you account for the inventory returned related to customers that upgrade their existing ownership into fee-for-service projects. Within your response, please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Jennifer Monick, Assistance Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie
      Simpson Thacher & Bartlett LLP
      Via E-mail